OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LoveBug Nutrition Inc.

115 E 34th Street
Suite 1506
New York, NY 10156

https://www.lovebugprobiotics.com/

Up to 334,375 shares of Love Bug Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum 3,125 shares of common stock ($10,000)

Maximum 334,375 shares of common stock ($1,070,000)*

Company	LoveBug Nutrition Inc. d/b/a LoveBug Probiotics (the "company" or "LoveBug")
Description of Business	LoveBug Probiotics brings customers an award-winning range of probiotic supplements, formulated in consultation with a team of scientists and doctors. The company uses patented time-release delivery technology, glass bottles, high quality probiotic strains, packaged with organic cotton, and all products are manufactured in the United States.
Corporate Address	115 E 34th Street, Suite 1506, New York, NY 10156
Type of Security	Common Stock
Purchase Price of Security Offered	$3.20
Minimum Investment Amount	$320**
Length of Offering	The offering will be open for 90 days (which date may be extended at our option) or the date when all the shares have been sold.
Discounts	Company employees, friends, and family are eligible to receive a 20% discount on the share price.
Perks	$320 – A 3-month subscription to one product ("SKU"); $1,000 – A 6-month subscription to two SKUs; $2,500 – A 12-month subscription to two SKUs; $10,000 – A 12-month subscription to two SKUs, plus an invitation to video chat with the LoveBug Probiotics Team; $50,000 – A 12-month subscription to two SKUs, plus an annual invitation to lunch in New York with LoveBug's Executive Team; or $100,000 – A 12-month subscription to two SKUs, plus an annual invitation to dinner in New York with LoveBug's Founders. *All perks occur after the offering is completed.*
Concurrent Offerings	If the company raises more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), it may conduct an offering under Rule 506(c) of Regulation D for subscribers who are accredited investors.

*   At a share price of $3.20 per share, the minimum amount is $10,000, and the maximum is $1,070,000. The number of shares for the target offering and the maximum offering amounts are the number of shares that would be sold if no discounts applied. The number of shares under the target and maximum offering amounts will be adjusted for the discount available. For instance, if all investors received the discount and purchase shares at the discounted price of $2.56, the minimum number of shares for the target and maximum amounts would be approximately 3,906 and 417,968 respectively. The discounted share minimum and maximum have been rounded. The company does not sell fractional shares.

** At a share price of $3.20 per share, the minimum investment is 100 shares.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The company was formed on October 3, 2014, as a corporation under the laws of the State of New York. The company's website is http://www.lovebugprobiotics.com/. LoveBug is firmly rooted in science, and has undertaken intense research to develop a line of products and targeted plans with blends of probiotic strains shown to have particular health advantages, and a patented time-release delivery system, designed to offer the greatest benefit to your body.

LoveBug was created to solve a problem. During the birth of her son, Hudson, LoveBug Probiotics co-founder Ashley Harris was put on broad-spectrum antibiotics as a preventive measure. Over the next few months, both Ashley and Hudson started getting sick. Ashley began suffering constant migraines and noticed a weakened immune system. Her son was very colicky, had digestive issues, and then right around the same time, both Ashley and Hudson developed eczema. Frustrated, Ashley began a quest to discover what was happening to her and her son, and why. The culprit: bad gut bacteria. Doctors tested Ashley and found her symptoms were tied to a severe imbalance in her gut bacteria and that she had an array of digestive issues including candida, dysbiosis, and leaky gut. Her microbiome had very little of the good bacteria vital to good health – and plenty of the bad bugs.

After discovering both she and Hudson had an imbalance in their gut bacteria, Ashley prodded her husband, co-founder Benjamin Harris, to get his own labs done. He found an imbalance of good and bad bacteria in his digestive system as well. Research led them to the wonders of probiotics and, after taking them, they noticed a dramatic turnaround in their overall health.

Fascinated and committed to sharing their newly acquired good gut health with the world, they jumped into serious research. Partnering with scientists, they set out to create supplements with only the best probiotic strains, delivering the most bugs to where they're needed to do their work. LoveBug Probiotics was born!

Products

LoveBug's product lineup currently includes four adult products, a staged probiotic program from birth, and a probiotic specifically designed for children. The company has several other products currently under development.

LoveBug's adult products are:

- Here's the Skinny;
- Yeast is a Beast;
- Colds Suck; and
- Labor of Love.

Here's the Skinny is the company's digestive health product and aids in digestion, metabolism, and helps to rebalance the gut.†

Yeast is a Beast is LoveBug's women's health product and not only works to balance the gut, but also promotes urinary tract health and manages yeast levels.†

Colds Suck is the company's immune-boosting product made with good bacteria and a blend of zinc, vitamin C, and Echinacea.†

Labor of Love is formulated to provide immune support for mothers during labor and to support healthy glucose levels, reduce constipation, and promote proper nutrient absorption.†

LoveBug has launched a staged probiotic program from birth along with a pre- and post-natal probiotic:

- Tiny Tummies – For Babies 0 to 6 months with three strains including L.GG and B.infantis;
- Tiny Tummies – For Babies 6 to 12 months with five strains including L.GG and B.infantis;
- Tiny Tummies – For Babies 12 months to 4 years old with eight strains including L.GG and B.infantis; and
- Little Ones – For children 4 years and older.

Many children start off with the wrong microbial community in their gut, for multiple reasons. First, children under two years of age receive the most antibiotic prescriptions per capita. Second, many children don't receive the right bacterial populations from mom during birth since 32% of U.S. births are delivered via C-section, according to the CDC.

Tiny Tummies helps to restore the beneficial bacterial community and strengthens their developing microbiome.† There are three types of formulation, each for the different stages in a baby's growth – from drinking milk to transitioning to solid foods. Each formulation is packaged in sugar free powdered form.

Little Ones is formulated to aid in digestion and replenish the beneficial bacteria.† It is packaged in easy-to-swallow 6mm spheres and contains no sugar.

In the near term, we are also developing a number of other products in our pipeline including a probiotic for pets.

† These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease.

Intellectual Property

The chart below sets forth LoveBug's patents and trademarks.

U.S. Trademark	**Serial Number**	**Registration Number**
Allergies Blow	87027091	5309118
Back to Cold and Flu Sale	87538206	
Bear Logo	87292928	
Colds Suck	86506380	4994156
Deli Belly	87053212	
DIY UTI	87027096	
Got A Tickle?	87054049	
Here's the Skinny	86506374	4847887
How's Your Tummy?	87096263	5252328
Intense Defense	87538241	
Labor of Love	86930294	5257191
LB	87027108	5257449
Little Ones	86884611	5247177
LoveBug (Probiotic supplements)	86977831	4887029
LoveBug (Teas-based beverages containing live cultures)	87058740	5257562
No Guts No Glory	87601429	
Snoop The Poop	87459226	
Spread The Love	86945983	5177989
Tiny Tummies	86884613	5237808

We are # 1 at # 2	86894920	5257136
What's Your Gut Feeling?	86538397	4994202
Yeast is A Beast	86506377	

Regulatory

The company's products include those used in food. The U.S. Food and Drug Administration ("FDA") and other applicable U.S. agencies regulate food products and how we manufacture them.

Litigation

The company has no pending litigation.

Employees

The company currently has four full-time employees, plus a full-time founder and a part-time founder. The key employees are our two founders, officers, and directors. We also hire numerous 1099 consultants.

The team

Officers and directors

Ashley Harris	Co-Founder & CEO
Benjamin Harris	Co-Founder, CFO & Treasurer

Ashley Harris
Ashley is the co-founder and CEO of LoveBug Probiotics and serves on the board as Chairperson and Secretary since 2014. She is a finalist for female entrepreneur of the year in the 2017 Stevie Awards in the consumer products category for consumer products companies with less than 2,500 employees. Her life-changing experience with a severe microbiome imbalance that devastated her health and her son's led to her crusade to help others improve their gut health and overall well-being. Prior to founding the company, Ashley worked at Sotheby's. Ashley received her BA from the University of Pennsylvania and a MFA from Sotheby's Institute of Art in London.

Benjamin Harris
Benjamin has 13 years of financial industry experience including seven years as a principal investor in private equity and credit. He is a Director of ORIX Leveraged Finance, where he is responsible for originating and executing investments in middle-market sponsor-backed companies, since 2014. Prior to joining ORIX, Benjamin worked at Prospect Capital where he focused on originating and underwriting lower middle-market principal investments. Benjamin received a BSc in Economics from University College London and a MBA from the University of Chicago Booth School of

Business, where he was on the Dean's List multiple quarters and graduated with concentrations in Entrepreneurship, Finance, and Organizational Management (Leadership). Benjamin is CFO & Treasurer of the company on a part-time basis since 2014.

Number of Employees: 6

Related party transactions

On October 16, 2017, prior to the launch of the crowdfunding offering, the company acquired all outstanding shares of LoveBug Nutrition Limited, a corporation registered in the UK, owned by the company's owners and directors, Ashley Harris and Benjamin Harris. LoveBug Nutrition Limited was created in 2017 to facilitate the sale of LoveBug's products to retailers and customers outside of the U.S. LoveBug Nutrition Limited had no business activities and no assets or liabilities other than the cash balance deposited to open a bank account. The company was purchased for the value of the cash in its bank account. LoveBug Nutrition Limited is now a wholly-owned subsidiary of LoveBug. During the years ended December 31, 2016 and 2015, the Company's founders contributed $1,174,048 and $287,352, respectively, to the Company for research and development, a build-up of inventory ahead of launch into retail and operating capital. Subsequent to year-end, the owners formed a UK entity to sell the Company's products (see Note 6 of Financial Statements)

RISK FACTORS

These are the principle risks that relate to the company and the business:

- **Our business is focused on the sale of one type of product: curated probiotics.** Although LoveBug plans to expand its product line in the future by creating new products, its focus is and will remain solely on creating products related to the microbiome, and thus the company's survival in the near term depends heavily upon being able to sell these products. If we are unable to succeed in selling enough products and acquiring enough market share, we will not succeed.
- **We face significant market competition.** The microbiome/probiotics market is a niche but competitive market. We are currently a small producer in a market that has many large competitors. We will have to compete against large global corporations that have large and established distribution channels. Many of the companies offering these products have significantly more resources than we do, including some companies backed by venture capital funds and large pharmaceutical companies. If our competitors were to come out with new products that were as effective and cost competitive, our business and financial results would be adversely impacted.
- **We have a limited number of employees on staff who are responsible for day-to-day business operations.** Other than our founders and board members, Ashley and Benjamin Harris, LoveBug has four employees on staff. The company also relies on key advisors, all of whom have full-time jobs outside of this business. In order to grow and reach our goal of becoming one of the top probiotic

companies in the country, we will have to hire additional staff to assist with different daily operational needs. Failing to hire the appropriate amount of new staff may result in stagnation of our business.

- **Our company is dependent on the founders.** Our founders are important assets. If the company is unable to keep the founders, our business may be adversely impacted.
- **Our company is controlled by its officers and directors.** The company's officers and directors currently hold all of the company's Common Stock, and at the conclusion of this offering will continue to hold a majority of the company's Common Stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.
- **The auditor has issued included a "going concern" note in the reviewed financials.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to sustained profitability.
- **Our revenues and profits are subject to fluctuations.** Our financial results have fluctuated in the past and will fluctuate in the future. Additionally, we are launching new products that are not reflected in our previous financial results, which make it difficult to forecast future results. As a result, you should not rely upon the company's past financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies diversifying their offerings. Our financial results can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • market acceptance of our new products; • being able to obtain and maintain visible shelf space in retailers; • adverse litigation, settlements and other litigation related costs, including litigation related to intellectual property and product liability claims; • changes in the legislative or regulatory environment or enforcement by government regulators, including fines, orders, or consent decrees related to the use of supplements, particularly probiotics; and • changes in business and macroeconomic conditions.
- **The failure of a key supplier to deliver quality product in a timely manner or our inability to obtain components for our products could adversely affect our operating results.** We rely on Probi AB, a Swedish publicly listed researcher and manufacturer of probiotic strains with a current market capitalization in excess of $430 million, as manufacturer of our tablets. We specify the strains and they source the strains and the additives (vitamin C, Echinacea, cranberry extract, etc.) and combine them into a single product. We are evaluating additional suppliers to broaden our product offering and to launch new products, but are currently dependent on a single vendor manufacturer for the majority of our products. An interruption in, termination of, or material change in the purchase terms of any key components could have a material adverse effect on our operating results.
- **We are dependent on intellectual property.** We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as

well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. In the United States and internationally, the company has filed various applications for protection of aspects of its intellectual property. However, third parties have in the past and may in the future knowingly or unknowingly infringe our proprietary rights and challenge our proprietary rights. Further, pending and future trademark applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of LoveBug and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

- **We are subject to regulation and industry standard guidelines related to our products.** In the U.S., our products fall under the FDA's GRAS (Generally Regarded as Safe) guidelines. The FDA, other U.S. and foreign government agencies, and industry associations regulate or provide guidance on some of the products that we manufacture. Some of our current and future products might require clearance or approval from the FDA or counterpart regulatory agencies in other countries before they can be marketed or sold. The process for obtaining marketing approval or clearance may be time consuming and expensive, and may require us to modify our products. Governmental agencies may also impose new requirements or amend or interpret existing regulations in ways that may require us to modify or re-register our products or otherwise impact our ability to market such products. Even once clearance or approval has been obtained for a product, we will still be obligated to meet the applicable regulatory requirements. Further, our failure to comply with the applicable good manufacturing practices, adverse event reporting, and other requirements of these agencies could hamper or impede the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.
- **We provide products and services to consumers and issues and perceived concerns related to our product and services could negatively impact our business.** The company's success depends in large part on its ability to maintain consumer confidence in the safety, efficacy, and quality of its products and services. The company has rigorous product safety and quality standards for our products. However, contaminated or adulterated products or the misuse of our products could subject us to liability, including product liability claims, and expensive product recalls. Even if the claims are unsuccessful or without merit, the negative publicity could negatively impact our brand image and reputation,

and therefore our bottom line.

- **The insurance we maintain might not cover all of our losses.** The insurance we maintain, including general liability coverage including products/completed operations, hired or non-owned auto liability, and workers' compensation insurance, may not fully cover all potential exposures. Further, our policies are subject to limitations, including deductibles and maximum liabilities covered. We may incur losses in excess of the limits or outside the scope of the coverage of our policies including any liabilities associated with product safety.
- **Our company will likely need future financing.** We might not sell enough shares of Common Stock to meet our operating needs and fulfill our plans, in which case we may cease operating, which could lead to the total loss of your investment. Even if we sell all the shares of Common Stock that we are offering now, we will probably need to raise more funds in the future to execute our business plan, and if we can't get them, the business could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in our company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.
- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
- **We are offering a discount on our stock price; this may immediately dilute the value of your stock.** The value of shares of investors who will pay the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company.
- **Investors will not be able to easily sell their shares.** There are restrictions on how investors can resell these securities for the next year. Also, there is no market for these securities, and there might never be one. It is unlikely that the company will ever go public or get acquired by a bigger company. Therefore, investors should assume that they may not be able to liquidate their investment for some time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ashley Harris, 90.0% ownership, Common

Classes of securities

- Common Stock: 5,000,000

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Amended and Restated Certificate of

Incorporation and its Bylaws. For a complete description of LoveBug's capital stock, you should refer to its Amended and Restated Certificate of Incorporation, and Bylaws, and applicable provisions of the New York General Corporation Law.

LoveBug's authorized capital stock consists of 10,000,000 shares of Common Stock, with a par value of $0.00001 per share.

As of October 26, 2017, LoveBug had 5,000,000 outstanding shares of Common Stock.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock will be subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As an investor in our Common Stock of the company, you will hold a minority interest and will have limited interest, if at all, in corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

Additionally, the value of the holding of investors who paid the full price in this offering will be diluted by investments made by investors entitled to a discount, who will pay less for the same stake in the company.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company is an asset-light company because we outsource manufacturing, bottling, packing, storage, and customer fulfilment to third-party partners. As a result, the primary assets on the company's balance sheet are inventory and accounts receivable. We anticipate that both will increase substantially over the next 12 months if the company is successful in the implementation of its business plan.

The following discussion is of the unaudited and unreviewed financial statements from January 1 through September 30 of 2017 and 2016 ("2017" and "2016," respectively). The financials as presented are management estimates, and are subject to review and restatement as part of the full year financial review process adopted by the company.

For the year to date period through September 30, our revenues increased to $1,650,653 in 2017 from $325,673 in the prior year. The fourfold increase in revenue is due to (i) the launch of LoveBug products in retailers including Target, Vitamin

Shoppe, Meijer, and Wegmans; (ii) the launch of new products including Tiny Tummies and Labor of Love; and (iii) growth in online sales.

Total revenue in the two years since the launch of the company has exceeded $2 million.

Unaudited Statement of Operations
(Management estimates, unaudited & unreviewed)

	January 1 - September 30,	
	2017	**2016**
Revenue	$1,650,653	$325,673
increase	*406.8%*	
Cost of revenue	$598,924	$104,215
margin	*36.3%*	*32.0%*
Gross profit	$1,051,729	$221,457
margin	*63.7%*	*68.0%*
Selling, general, and administrative	$1,060,115	$477,722
margin	*64.2%*	*146.7%*
Loss from operations	($8,386)	($256,265)
margin	*(0.5%)*	*(78.7%)*
Other (income) expense	$53,121	$8,444
Net income	$44,735	($247,821)
margin	*2.7%*	*(76.1%)*

Cost of revenue (including the total cost of inputs, manufacturing, packaging expenses, and pick, pack, and shipping expenses) increased to $598,924 in 2017 from $104,215 in 2016. Cost of revenue increased as a percentage of revenue to 36.3% in 2017 from 32.0% in 2016, an increase of 3.3%, due to the higher unit cost of new products.

Gross profit increased to $1,051,729 in 2017 from $221,457 in the prior year. Gross profit margin in 2017 of 63.7% was lower than in 2016, due to the higher costs of new product launched in 2017. Gross margins typically increase as production volumes increase due to the spreading of fixed costs over larger volumes.

Selling, general, and administrative (SG&A) costs increased 121.9% in 2017 to reach $1,060,115. SG&A increased due to higher level of marketing spend, investment in research and development, and higher employee and consultant costs as the company increased its headcount.

Loss from operations decreased from $256,265 in 2016 to $8,386 in 2017 since the growth in SG&A was proportionately less than the growth in revenue.

For the fiscal year 2016, the company has applied for $140,000 of R&D tax credits for its research and development (R&D) activities. These credits, which are subject to review, can be used to offset tax liabilities until they are fully utilized. The company has incurred a further $90,000 of R&D costs in 2017 to date, the majority of which may be eligible for a similar tax credit.

Financial Milestones

The company became profitable at the net income level for the first time on a monthly basis in June 2017 and has been profitable on a monthly basis since then. For the year to date, the company has generated positive net income for the year to date period, whereas the company was lossmaking in the prior year.

Liquidity and Capital Resources

The company is profitable and management intends to use the proceeds of the crowdfunding offering to increase headcount of employees and consultants, to continue to invest in R&D and new products, and to invest in inventory for future retailer launches. The company is not reliant on either the minimum or maximum offering to operate. The company is currently undergoing a pilot with a leading international retailer. As a result of new product launch costs and higher manufacturing costs for new products with low volumes combined with the costs of expansion into new markets, management expects the company to sustain short term losses in the near-term. If the company raises more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), it may also conduct an offering under Rule 506(c) of Regulation D for subscribers who are accredited investors.

Indebtedness

To date the company has not incurred any indebtedness. The company may seek debt from lenders in the future to support its business plan.

Recent offerings of securities

None

Valuation

$16,000,000.00

The company determined the price of its share of Common Stock in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed; Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the minimum (target) amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to StartEngine, and legal, accounting and related expenses), will be approximately $2,100. We plan to use these proceeds as follows:

- $2,100 for working capital and general operating expenses.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the maximum amount of $1,070,000, the net proceeds of this offering to the issuer will be approximately $993,800. We plan to use these proceeds as follows:

- Approximately $350,000 for salary and benefits for new hires.
- Approximately $200,000 for purchasing new inventory.
- Approximately $150,000 for marketing.
- Approximately $50,000 for new product development.
- $243,800 for working capital and general operating expenses.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We have not filed annual reports to date. Any annual reports will be posted on our website, at the "Investors" tab of our website, http://www.lovebugprobiotics.com/, which will be posted within 120 days after the end of each fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
LoveBug Nutrition Inc.

[See attached]

LOVEBUG NUTRITION, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2016 AND 2015

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

LoveBug Nutrition, Inc.
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
LoveBug Nutrition, Inc.
New York, NY

We have reviewed the accompanying financial statements of LoveBug Nutrition, Inc. (the "Company"), a New York Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
October 5, 2017

LOVEBUG NUTRITION, INC.
BALANCE SHEETS
(unaudited)

		December 31, 2016		December 31, 2015
Assets				
Current assets:				
Cash	$	178,973	$	4,565
Accounts receivable, net		11,097		-
Inventory		478,500		89,427
Total current assets		668,570		93,992
Total assets	$	668,570	$	93,992
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	73,216	$	34,752
Total current liabilities		73,216		34,752
Total liabilities		73,216		34,752
Commitments and contingencies (Note 3)		-		-
Stockholders' Equity				
Common stock, no par, 200 shares authorized, 10 issued and outstanding as of December 31, 2016 and 2015		-		-
Additional paid-in capital		1,461,400		287,352
Accumulated deficit		(866,046)		(228,112)
Total stockholders' equity		595,354		59,240
Total liabilities and stockholders' equity	$	668,570	$	93,992

See accompanying independent accountants' review report and notes to the financial statements

LOVEBUG NUTRITION, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015
Revenues	$ 470,257	$ 68,425
Cost of revenues	183,051	23,120
Gross profit	287,206	45,305
Operating expenses:		
General and administrative	757,406	193,235
Sales and marketing	177,518	76,236
Research and development	2,600	-
Total operating expenses	937,524	269,471
Loss from operations	(650,318)	(224,166)
Other (income) expense :		
Other (income) expense	(12,384)	3,946
Total other (income) expense	(12,384)	3,946
Net loss	$ (637,934)	$ (228,112)

See accompanying independent accountants' review report and notes to the financial statements

LOVEBUG NUTRITION, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
December 31, 2014	10	$ -	$ -	$ -	$ -
Contributed capital	-	-	287,352	-	287,352
Net loss	-	-	-	(228,112)	(228,112)
December 31, 2015	10	-	287,352	(228,112)	59,240
Contributed capital	-	-	1,174,048	-	1,174,048
Net loss	-	-	-	(637,934)	(637,934)
December 31, 2016	10	$ -	$ 1,461,400	$ (866,046)	$ 595,354

See accompanying independent accountants' review report and notes to the financial statements

LOVEBUG NUTRITION, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Year ended December 31, 2016	Year ended December 31, 2015
Cash Flows from Operating Activites		
Net loss	$ (637,934)	$ (228,112)
Changes in operating assets and liabilities:		
Accounts receivable	(11,097)	-
Inventory	(389,073)	(89,427)
Accounts payable	38,464	34,752
Net cash used in operating activities	(999,640)	(282,787)
Cash Flows from Financing Activities		
Contributed capital	1,174,048	287,352
Net cash provided by financing activities	1,174,048	287,352
Increase in cash and cash equivalents	174,408	4,565
Cash and cash equivalents, beginning of year	4,565	-
Cash and cash equivalents, end of year	$ 178,973	$ 4,565
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

LoveBug Nutrition, Inc. was incorporated on October 3, 2014 ("Inception") in the State of New York. The Company's headquarters are located in New York, New York. The financial statements of LoveBug Nutrition, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a high growth, probiotics company focused on developing and marketing products that appeal to consumers' growing preference for benefit-driven, natural and organic supplements. The Company's rapidly growing product offerings of sugar free, non-GMO, gluten free and lactose free probiotic supplements include *Here's the Skinny* for common digestive issues, *Colds Suck* for common cold concerns, *Yeast is a Beast* for women's health issues, *Little Ones* for childhood health issues and *Tiny Tummies* for babies. Through its innovative and distinctive packaging and product names and the use of only high-quality ingredients, the Company has amassed a loyal and growing customer base across a wide range of online and traditional retailers in the United States.

In 2017, the Company has begun its expansion into retailers. Expansion into retailers will result in increased accounts receivable balances and an increased risk of non-payment (write-downs), compared to 2016 and 2015 hereby product was sold solely through its own or reseller websites.

In addition, in 2017, the owners of the Company formed LoveBug Nutrition Limited, a U.K. entity, to sell the Company's products. This entity is not owned by the Company. LoveBug Nutrition Limited does not have any operations, and ownership of the entity is anticipated to be transferred to the Company by the owners prior to the Crowdfunding campaign.

Management Plans
We have historically relied on product sales and contributions from our founders for working capital. We will continue to incur additional costs for operations until revenues can sustain operating costs. During the next 12 months, the Company intends to fund its operations with funding from the sale of products, our Regulation Crowdfunding campaign, and additional contributions from our founders. The Company intends to use the funds to finance further research and development including new product launches as well as expansion of the product range into adjacent categories, launch with additional retailers, and international expansion. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Management sets credit limits for each retailer and reviews customers' credit worthiness before extending credit. The Company maintains an allowance for doubtful accounts at times to reserve for potential uncollectible receivables based on historical experience. As of December 31, 2016 and 2015, there were no allowances deemed necessary.

Inventory

Inventories consist primarily of finished good products which consist primarily of probiotic supplements. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). Inventories consist of the following at December 31:

	2016	2015
Raw materials	$ 21,284	$ -
Finished goods	457,216	89,427
	$ 478,500	$ 89,427

Revenue Recognition
The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. Prior to launching into retailers in 2017, the Company sold exclusively online through Amazon and its own web site.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognize. Management bases their estimates on historical experience.

Shipping and Handling Costs
Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for all periods since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

During the years ended December 31, 2016 and 2015, the Company's revenues were derived 77% and 95%, respectively, from sales through Amazon. The Company believes the loss of this distribution platform would have negative impact on the Company's operations.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Contingent Salary
In April 2015, the Company entered into an agreement with an advisor for contingent salary. The Company will pay an annual salary ranging from $20,000 to $75,000 contingent upon the achievement of certain quarterly gross profit targets. As of December 31, 2016, the Company has not achieved the target and accordingly has not recorded an accrual. In addition, the Company intended to grant the advisor up to a 5% vesting interest in the Company. Subsequent to year end, the Company terminated this agreement due to non-performance and accordingly, believes no cash or equity compensation was earned or due.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200 shares of our common stock with no par value. Ten (10) of the authorized shares were issued to our two founders upon inception.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, the Company's founders contributed $1,174,048 and $287,352, respectively, to the Company for research and development, a build-up of inventory ahead of launch into retail and operating capital.

Subsequent to year-end, the owners formed a UK entity to sell the Company's products (see Note 6).

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the owners have contributed approximately another $300,000 to the Company for operational capital.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 5, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

[Livestream the StartEngine ICO 2.0 Summit] all day tomorrow starting at 8:30AM PT. #StartEngineSummit

LoveBug Probiotics is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

LoveBug Probiotics

Premium probiotics for the whole family

Small OPO · New York, NY · Consumer Products
Accepting International Investment


ASHLEY HARRIS
CO-FOUNDER, CEO

Invest in the Fastest Growing Supplement Category Worldwide

LoveBug Probiotics

LoveBug Probiotics creates high quality probiotics. Our premium probiotics feature billions of helpful live cultures in every tablet protected using patented delivery technology, which is 15x more effective than the standard capsules currently on the market.[1]

Since launching on Amazon only two years ago, we have now launched into **more than 2,000 retail stores nationwide**, with leading retailers including Target, Vitamin Shoppe, Meijer, Harris Teeter, and Wegmans. 2 out of 3 of our Amazon customers come back for more LoveBug, which is **3 times higher** than the average eCommerce repurchase rate.


Ages 4+
lovebug
PROBIOTICS
Little Ones
15X

We use high quality strains including the #1 most clinically studied strain (L.GG) and all of our probiotics are **non-GMO**, **gluten free**, **sugar free**, and **made in the USA**. We have an award-winning line of scientifically-formulated premium probiotics for babies, children, and adults.

"This company is outstanding! Their product really works and is awesome."
★★★★★
– Dan G.

Here is your opportunity to invest in a high-growth company with $2MM+ revenue focused on the fastest growing supplement category worldwide.


lovebug
PROBIOTICS
COLDS SUCK
15X
IMMUNITY BOOST
lovebug
PROBIOTICS
HERE'S THE SKINNY
15X MORE EFFECTIVE THAN CAPSULES
10 BILLION LIVE CULTURES
DIGESTIVE HEALTH
DIETARY SUPPLEMENT

To learn more, visit us at www.lovebugprobiotics.com

Investment
$3.20/share
Minimum Investment Amount (per investor): $320.00 (100 shares)

Perks
$320 — A 3-month subscription to one (1) LoveBug Probiotics SKU.
$1,000 — A 6-month subscription to two (2) SKUs.
$2,500 — A 12-month subscription to two (2) SKUs.
$10,000 — A 12-month subscription to two (2) SKUs, plus an invitation to video chat with the LoveBug Probiotics Team.
$50,000 — A 12-month subscription to two (2) SKUs, plus an annual invitation to lunch in New York with LoveBug's Executive Team.
$100,000 — A 12-month subscription to two (2) SKUs, plus an annual invitation to dinner in New York with LoveBug Founders.

All perks occur after the offering is completed.

1. Third-party patented delivery technology used by LoveBug consistently delivers as many as 15 times, or more, the number of live, viable probiotic organisms past simulated stomach acids than (plain/standard) capsules with microcrystalline cellulose blend as repeatedly demonstrated through in vitro lab testing.

Delivering a Superior, Healthier & More Effective Probiotic Solution

Our Story

During the birth of my son, Hudson, I was put on broad-spectrum antibiotics as a preventive measure. Over the next few months, both Hudson and I started getting sick. I suffered constant migraines and noticed a weakened immune system while Hudson was very colicky from digestive issues. Then, we both developed eczema.

Frustrated, I began a quest to discover what was happening to us, and why. The culprit: **bad gut bacteria**.

Doctors found that our symptoms were tied to an imbalance in our gut bacteria and recommended we start taking probiotics. We noticed a dramatic turnaround in our overall health.

Fascinated and committed to sharing my newly acquired good gut health, I jumped into serious research and **partnered with leading scientists to create a range of multi-strain premium probiotics with the most researched probiotic strains, made using market-leading technology to deliver the most good bugs to where they're needed to do their work.**

LoveBug Probiotics was born!



Ashley Harris, Co-Founder and CEO of LoveBug Probiotics, with her Chief Fun Officer, Hudson

Probiotics is the Fastest Growing Supplement Category Worldwide

Consumer demand for probiotics continues to grow at unprecedented levels. Over 70 MILLION Americans suffer from some form of digestive disease. That's more than one in five — and that's just in the United States!

The economic cost associated with digestive diseases is **more than $142 billion annually**.

Source: U.S. Department of Health and Human Services.

Possible Health Issues


IMBALANCED
GUT
LEAKY GUT
CANDIDA
"SWEET TOOTH"
MOOD DRAIN
WEAKENED
IMMUNE SYSTEM
DIGESTIVE
ISSUES

Conventional Remedies

- **Antacids**
- **Fiber / OTC / Pharmaceuticals**
- **Drinks / Yogurt**
  - **Kombucha / Kefir**
- **Generic Probiotics**
  - **Single Strain**

For digestive issues, probiotics could offer a **safer**, **cheaper**, and **effective solution** to rising healthcare costs. Consumers are increasingly turning toward probiotics as a preventative measure and for relieving ailments.

Robust Growth Drivers Supporting Probiotics

Health & Wellness Trend



- Increased focus on healthy and natural ingredients in food and beverages
- Consumers looking for additional benefits in what they consume
- Ingredients that address specific ailments are popular with consumers

Source: Survey Sampling International (SSI).

Proactive Digestive Health



- A healthy gut is the basis of good health as 70% of immune system is located in the digestive tract
- "Prevention" is better than "treatment"; preparing for the "worst"
- Lower cost alternative to rising healthcare cost

Source: Mintel.

Favorable Demographic Shift



- Increase in Millennials and Boomers
- Millennials ($200 billion annual spending power) are willing to pay more for probiotics and are the furthest along the adoption curve
- Boomers, who spend the most on personal care, continue to adopt probiotics given the health and immune benefits

Source: Survey Sampling International (SSI).

Increase in Disposal Income



- Since 2014, disposable personal income has been growing
- Strong correlation between increasing discretionary income and VMS sales
- Disposable personal income is expected to remain steady in the near term

Source: Mintel.

In 2016, sales of probiotics reached **$1.9 billion**, a 17.1% growth from the previous year. The category has had double-digit sales growth over the past ten years, and continued strong growth is forecasted through 2021, surpassing **$4.0 billion** in sales.

U.S. Probiotics Supplement Sales & Growth


($m)
Growth (%)
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
Average growth (2017E-2021E): 15.6%
Average growth (2006-2016): 20.5%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017E 2018E 2019E 2020E 2021E

U.S. Probiotic Sales by Channel in 2016


30%
31%
39%
Natural & Specialty Retail
Mass Market Retail
Direct to Consumer

Source: 2017 Nutrition Business Journal Supplement Business Report.


DIGESTIVE HEALTH
US - JULY 2016
MINTEL

"LoveBug probiotic supplements are a line of four products that target specific issues: *Here's the Skinny* treats digestion, metabolism, candida, IBS (irritable bowel syndrome), diarrhea, constipation, and leaky gut; *Colds Suck* includes Zinc, Echinacea, and Vitamin C in addition to four strains of good bacteria to combat colds; *Yeast is a Beast* protects against yeast and UTI (urinary tract infections); and the brand's newly released kids formulations - *Tiny Tummies* and *Little Ones*, probiotics for children six months and older. LoveBug probiotics also claim to deliver the probiotic supplements in a patented BIO-tract technology that controls the release of the active ingredients. **The company has taken a unique approach to helping people choose a probiotic based on treating a specific ailment.**"

Source: Mintel.

What Makes LoveBug Probiotics Different

LoveBug's Tablets are 15X MORE EFFECTIVE than Standard Capsules[1]


lovebug
PROBIOTICS
15X MORE EFFECTIVE THAN STANDARD CAPSULES, CHEWABLES AND POWDERS
0 min.
30 min.
2 hrs.
6 hrs.


PROBIOTIC SURVIVAL PAST STOMACH ACID BARRIER
4% STANDARD CAPSULES
60% LOVEBUG PROBIOTICS

The problem with most probiotics is that the good bugs don't survive long enough to get where they need to: **your intestines**. This is due to the harsh, acidic environment of the stomach.

We manufacture our probiotics with patented delivery technology. When moistened by fluids in the stomach acid, a protective layer forms. **This protects LoveBug's probiotics and delivers more good bacteria deep into the intestinal tract.**

Based on repeated in vitro lab testing, our tablets are **15x more effective** than the standard capsules currently on the market.[1]


HRS MINS
02:00

1. Third-party patented delivery technology used by LoveBug consistently delivers as many as 15 times, or more, the number of

live, viable probiotic organisms past simulated stomach acids than (plain/standard) capsules with microcrystalline cellulose blend as repeatedly demonstrated through in vitro lab testing.

Unique Features of LoveBug Probiotics

Patented Delivery Technology (15x More Effective)

- Patented technology delivers the good bugs deep into your intestines, past the stomach acid barrier

Multi-Strain

- Diversity is key as each of our probiotics contains a specialized blend of strains we designed to provide optimal benefit

High CFU Count

- A 10 billion CFU LoveBug tablet made with patented delivery technology would be equivalent to a 150 billion CFU standard capsule. Our tablets ensure a higher CFU count gets past the stomach acid barrier and into the digestive tract

Scientific-based Formulations

- Years of research has led to development of optimal, proprietary blends of probiotic strains for each targeted supplement and plan

PATENTED DELIVERY TECHNOLOGY — PATENTED

Non-GMO, Gluten Free

- Our probiotics are formulated without gluten, GMOs and other undesirable ingredients, leaving more room in each tablet for the helpful microorganisms

100% Sugar Free

- Sugar feeds the bad bugs so our probiotics do not include any sugar

Made in the USA

Our Award-Winning Line of Scientifically-Formulated Probiotics

DIGESTIVE HEALTH


lovebug
PROBIOTICS
HERE'S THE Skinny
15X MORE EFFECTIVE THAN CAPSULES
10 BILLION LIVE CULTURES
DIGESTIVE HEALTH
DIETARY SUPPLEMENT - 30 COUNT

Here's the Skinny™

- Aids in digestion and metabolism
- Contains 8 strains of bacteria including #1 most clinically studied strain (L.GG) and a prebiotic

IMMUNITY BOOST


lovebug
PROBIOTICS
COLDS SUCK
15X MORE EFFECTIVE THAN CAPSULES
With Vitamin C, Zinc, and Echinacea!
5 BILLION LIVE CULTURES
IMMUNITY BOOST
DIETARY SUPPLEMENT - 60 COUNT

Colds Suck™

- Boosts the immune system
- Contains 4 strains of bacteria with Zinc, Vitamin C, and Echinacea

WOMEN'S HEALTH


lovebug
PROBIOTICS
Yeast is a Beast
15X MORE EFFECTIVE THAN CAPSULES
10 BILLION LIVE CULTURES
WOMEN'S HEALTH
DIETARY SUPPLEMENT - 30 COUNT

Yeast is a Beast™

- Contains 5 strains of lactobacilli — UTIs and yeast infections
- With Cran-Gyn®, a cranberry extract helpful with UTIs

NON-GMO GLUTEN FREE SUGAR FREE

PRE/POST-NATAL


lovebug
PROBIOTICS
with Folic Acid!
LABOR OF LOVE
15X MORE EFFECTIVE THAN CAPSULES
10 BILLION LIVE CULTURES
PRE & POST PREGNANCY
DIETARY SUPPLEMENT - 30 COUNT

Labor of Love™

- Contains proprietary blend of strains with folic acid for pregnant and nursing moms
- Helps promote proper nutrient absorption

12 MONTHS TO 4 YEARS


FOR BABIES!
lovebug
PROBIOTICS
TINY TUMMIES
FOR BABIES 12 MO. TO 4 YRS.
30 probiotic packets
Flavorless, Non-GMO, and Gluten Free
Dietary Supplement

Tiny Tummies™

- Help babies develop a healthy gut foundation
- Probiotic powder in stick packs
- Contains 8 strains of bacteria including #1 most clinically studied strain (L.GG)

KIDS 4+ YEARS


Ages 4+
lovebug
PROBIOTICS
Little Ones
15X MORE EFFECTIVE THAN CHEWABLES
EASY TO SWALLOW 6MM SPHERES
3 BILLION LIVE CULTURES
DIGESTIVE HEALTH
DIETARY SUPPLEMENT - 60 COUNT

Little Ones™

- Help children build a strong, balanced microbiome
- Easy-to-swallow 6mm spheres
- Sugar free and no spore forming bacterial strains

Awards


SupplySide WEST
CPG Editor's Choice Award
2017
FINALIST

Finalist chosen by editorial team.


NCW
ECO EXCELLENCE AWARDS
2017 WINNER
WELLNESS
NCW
ECO EXCELLENCE AWARDS
2017 FINALIST
WELLNESS

Finalists chosen by panel of health and wellness influencers. Then, public voted to finalize winner.


MOM'S CHOICE AWARDS
HONORING EXCELLENCE

2017 Gold Medal winner chosen by editorial team.


tasteforlife
ESSENTIALS
AWARD WINNER
2017

Back-to-School Award winner chosen by editorial team.

LoveBug vs. the Competition

Adult Probiotics

	lovebug PROBIOTICS	Generic Adult Probiotics
L.GG bacteria, the #1 most studied strain	✓	✓
Scientific formulations to address various health need	✓	✓
Multi-strain	✓	✓
15x more effective than standard capsules[1]	✓	
Non-GMO, gluten free, no sugar	✓	

Children Probiotics

	lovebug PROBIOTICS	Generic Children Probiotics
L.GG bacteria, the #1 most studied strain	✓	✓
CFU count of 15 billion and above	✓	
8 different strains of good bacteria	✓	
Staged probiotics for babies	✓	
Non-GMO, gluten free, no sugar	✓	

1. Third-party patented delivery technology used by LoveBug consistently delivers as many as 15 times, or more, the number of live, viable probiotic organisms past simulated stomach acids than (plain/standard) capsules with microcrystalline cellulose blend as repeatedly demonstrated through in vitro lab testing.

Large and Growing Retail and Online Footprint



lovebug
PROBIOTICS

TARGET

theVitamin Shoppe

meijer

Harris Teeter Neighborhood Food & Pharmacy | Wegmans | Fresh Thyme Farmers Market

Raley's | amazon | jet

Customers Love LoveBug — And It Shows


WE WON!!!!
tasteforlife ESSENTIALS AWARD WINNER 2017
BACK-TO-SCHOOL ESSENTIAL AWARD
WE'RE #1
2017 WINNER
BEST SUPPLEMENT FOR KIDS 2017
lovebug PROBIOTICS

2 out of 3 of our Amazon customers come back for more LoveBug products, which is **3x higher** than the average eCommerce repurchase rate

"Thank you for creating such a wonderful and effective product. It truly has been life changing."
– Melodi C.

"Excellent product. I've tried many different probiotics for several years including those at health food stores. These really work the best."
– Sarah W.

"I have tried several other probiotic products, by far this is the best one ever!"
– Krista M.

"I love this for my 5 year old."
– Jamie W.

"I can't thank you enough for your customer service and commitment to my health. Thank you Lovebug!!!!!"
– Francis B.

"I have felt such a difference since making the switch to LoveBug."
– Danielle F.

"Amazing probiotics!! The best I have had. Made my poop amazing."
– Brent H.

"LoveBug by far has been the most immediately results-based effect Probiotic I have used that has been GENTLE on my tummy and helping to aid in feeling great! HIGHLY Recommend giving them a try and so thankful for this!"
– Megan E.

Important Disclaimer: *The statements on this website have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Certain information contained on this website is based on or derived from information provided by independent third-party sources. LoveBug believes that such information is accurate and that the sources from which it has been obtained are reliable. LoveBug cannot guarantee the accuracy of such information, however, and has not independently verified the assumptions on which such information is based. Testimonials are examples from some of our clients and may not be representative of the experience of all customers. It is not a guarantee of performance and they have not been compensated.*

In the Press

LoveBug Nutrition Inc.
Expires February 10, 2018

LoveBug Nutrition Inc. has received a Verified Check from CrowdCheck for the purposes of raising $1,070,000 in an offering of the company's Common Stock on StartEngine (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a U.S. state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from LoveBug Nutrition Inc. and outside sources to provide LoveBug Nutrition Inc. with a Verified Check.

Our Plan for Your Investment

1. **Hire top talent** who will help us grow while delivering excellent service

2. **Build inventory** to support retail and online footprint expansion

3. **Increase brand awareness** via marketing and advertising efforts

4. **New product development** to further expand product offerings

A Brief LoveBug History

August 2015
Launched on Amazon.com

September 2015
Launched website

March 2016

Launched Tiny Tummies & Little Ones

September-December 2016
Expanded into Wegmans, Lucky Vitamin & Target.com

March 2017

Launched Labor of Love

March-April 2017
Expanded into Jet.com & Target

June 2017
Expanded into Meijer & Vitamin Shoppe

August-November 2017
Expanded into Harris Teeter, Fresh Thyme, Raley's & Vitacost.com

October 2017

Launched new Tiny Tummies line

October 2017
StartEngine Fundraising Campaign

Spring 2018
Expand product lines and retail footprint (ANTICIPATED)

Meet the Founders









Ashley Harris

Co-Founder & CEO

Ashley is the co-founder and CEO of LoveBug Probiotics and serves on the board as Chairperson and Secretary since 2014. She is a finalist for female entrepreneur of the year in the 2017 Stevie Awards in the consumer products category for consumer products companies with less than 2,500 employees. Her life-changing experience with a severe microbiome imbalance that devastated her health and her son's led to her crusade to help others improve their gut health and overall well-being. Prior to founding the company, Ashley worked at Sotheby's. Ashley received her BA from the University of Pennsylvania and a MFA from Sotheby's Institute of Art in London.

Benjamin Harris

Co-Founder, CFO & Treasurer

Benjamin has 13 years of financial industry experience including seven years as a principal investor in private equity and credit. He is a Director of ORIX Leveraged Finance, where he is responsible for originating and executing investments in middle-market sponsor-backed companies, since 2014. Prior to joining ORIX, Benjamin worked at Prospect Capital where he focused on originating and underwriting lower middle-market principal investments. Benjamin received a BSc in Economics from University College London and a MBA from the University of Chicago Booth School of Business, where he was on the Dean's List multiple quarters and graduated with concentrations in Entrepreneurship, Finance, and Organizational Management (Leadership). Benjamin is CFO & Treasurer of the company on a part-time basis since 2014.

And the Rest of the Team









VIDEO TRANSCRIPT (Exhibit D)

The day my son Hudson was born was one of the greatest days of my life. There really are no words to describe the feeling. But there were some complications…

When Ashley and Hudson came home from the hospital, they both started getting sick. She began suffering constant migraines and her immune system just wasn't doing its job. Hudson would cry uncontrollably, he had ongoing digestive issues and they both started to suffer from severe eczema.

I went on a mission. I did my research, I made calls, I read everything I could get my hands on . . . and it became clear that the antibiotics I had received in the hospital had led to really bad gut health – in me and my son.

I was shocked to learn that there are more than 70 million people with digestive problems in the U.S. alone. And you always hear 'take probiotics to feel better', but most people don't feel a difference. And it's because a lot of the big, well-known brands just aren't that effective. We saw an incredible opportunity to create a new line of products that would help people live healthier lives. We worked with an international team of doctors and scientists and created a line of products 15x more effective than the competition.

LoveBug Probiotics works so well because we use patented time-release delivery technology to get our probiotics past the stomach acid barrier alive and reach deep into the digestive tract. For many other brands, only 4% of the good bacteria make it past the stomach acid barrier alive, but LoveBug delivers 60% or more of the beneficial bacteria into the digestive tract – making our tablets 15x more effective.

And that's very important because the strains we select are extremely beneficial.

All of our products contain a propriety blend of bacteria carefully formulated by our team of scientists. We use strains like L.GG – it's the number 1 most clinically studied strain and the subject of over 200 clinical trials proving its efficacy. Another strain we use a lot -B. infantis helps strengthen immune health in children and aids in brain development.

Science and research prove that LoveBug works. But most importantly, we know it works because our customers continue to tell us they feel the difference with our probiotics.

Two out of three people who buy LoveBug on Amazon come back for more - that's 3x higher than the average repurchase rate. In the last 6 months alone we've launched nationwide in chains like Target and Vitamin Shoppe, supermarkets like Wegmans and Meijer, and even independent pharmacies and stores. We're on shelves across the country right beside the big brand names.

2,500 years ago Hippocrates, the father of medicine, said "all disease begins in the gut." Well conversely so does health and wellness. Scientists are discovering how gut health impacts everything from your digestion, your immune system, your brain, your mood, your susceptibility to disease and potentially even cancer.

Probiotics is the fastest growing supplement category worldwide, in the US alone it is expected to reach over 3.1 billion dollars by 2020. But this isn't a trend, it's a fundamental shift. We've finally rediscovered what Hippocrates knew all those years ago. The key to health lies in our guts.

From the start, we built the LoveBug brand with the right values – for ourselves, our customers, and the planet. And we're dedicated to going the extra mile because we believe in making a premium product accessible to as many people as possible so more people can live healthier and happier lives.

It's been a rewarding journey so far, but this is only the beginning of the potential we see. We'll be launching in more retailers in the U.S., expanding internationally to Asia, and introducing an exciting pipeline of new products.

Our son, Hudson belongs to the first generation of children who are expected to live shorter lives than their parents. That means we're the first generation of parents to let that happen. We can't let that happen.

With your investment in LoveBug, you'll be helping improve the health of countless people and you'll be investing in a company with superior products poised for tremendous growth. Our company has achieved over $2MM of revenue since founding and we're selling in leading retailers nationwide. Your capital will help us expand into international markets and launch new product lines to drive revenue and profitability. Please join us. You can learn more at www.lovebugprobiotics.com. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.